UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 02.558.134/0001-58

BOARD OF TRADE (NIRE) No. 33 300 26253-9

PUBLICLY-HELD COMPANY

Minutes of the Extraordinary Shareholders’ Meeting of Tele Norte Leste Participações S.A., held on December 7, 2010, drafted as summary pursuant to §1 of Article 14 of the Company’s Bylaws:

1. Date, time and place: Held at Company headquarters, located at Rua Humberto de Campos, No. 425, 8th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, on December 7, 2010, at 10:00 a.m.

2. Agenda: Decide on the proposal to increase the limit of the Company’s authorized share capital to 950,000,000 common or preferred shares, and to change to the preamble of Article 6 of its Bylaws to the following: “Art. 6 – The Company is authorized to increase its share capital by resolution of the Board of Directors up to the limit of 950,000,000 (nine hundred fifty million) common or preferred shares, those not being required to be proportional in relation to each other, while respecting the legal maximum of  2/3 (two-thirds) of preferred shares without voting rights.”

3. Call Notice: The call notice was published in the Diário Oficial do Estado do Rio de Janeiro, part V, on November 22, 2010 (p.10), November 23, 2010 (p.9) and November 24, 2010 (p.5) and in the newspaper Valor Econômico – National Edition, on November 22, 2010 (p. D9), November 23, 2010 (p.B13) and November 24, 2010 (p.C5), pursuant to Article 133 of Law No. 6,404/76.

4. Attendance and Quorum: Company shareholders representing more than 69.49% (sixty nine point four nine percent) of the voting capital, according to the signatures in the Shareholders’ Attendance Book. The shareholders in attendance constituted a quorum, as provided for in Article 135 of Law No. 6,404/76.

5. Chair: Chair, Maria Gabriela Campos da Silva Menezes Côrtes and Secretary, Rafael Padilha Calábria.

6. Decisions: The shareholders in attendance made the following decisions:

6.1. The proposal to increase the limit of the Company’s authorized share capital to 950,000,000 common or preferred shares, representing an increase of 250,000,000 such shares, was approved by a majority of shareholders in attendance with with voting rights. As such, the preamble of Article 6 of the Bylaws of the Company will read as follows:

“Art. 6 – The Company is authorized to increase its share capital by resolution of the Board of Directors up to the limit of 950,000,000 (nine hundred fifty million) common or preferred shares, those not being required to be proportional in relation to each other, while respecting the legal maximum of 2/3 (two-thirds) of preferred shares without voting rights.”

7. Closing: With nothing further to deliberate, the Chair concluded the Extraordinary Shareholders’ Meeting, ordering the drafting of the minutes, in summary form, pursuant to Article 130, paragraph 1, of the Brazilian Corporate Law. The votes of each shareholder in attendance were recorded, and the minutes were read, agreed to and signed by all shareholders in attendance, having been authorized without publication of the signatures of the shareholders present, as per Article 130, paragraph 2 of Law No. 6,404/76. (/s/): TELEMAR PARTICIPAÇÕES S.A. (attorney-in-fact Luciene Sherique Antaki); CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI (attorney-in-fact Alex Waldemar Zornig); ALEX WALDEMAR ZORNIG; MARCO NORCI SCHROEDER; MARIA GABRIELA CAMPOS DA SILVA MENEZES CÔRTES; ANDREA GERLACH LIMA DE ALENCAR; GILBERTO SOUZA ESMERALDO; RETAIL EMPLOYEES S PTY. LIMITED; PUBLIC EMPLOYES RE ASSOC OF NEW MEXICO; NORGES BANK; VANGUARD INVESTMENT SERIES PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD SE VAN S F; FIRST STATE GL UMBRELLA FD PLC FIRST STATE GL EMER MAR SE FD ; COLLEGE RETIREMENT EQUITIES FUND; ILLINOIS STATE BOARD OF INVESTMENT; VANGUARD EMERGING MARKETS STOCK INDEX FUND; THE MCGRAW HILL RETIREMENT P C I TRUST; PANAGORA GROUP TRUST; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE STREET EMERGING MARKETS; BLACROCK INSTITUTIONAL TRUST COMPANY NA; THE PENSION RESERVES INVESTMENT MANAG BOARD; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; IMPERIAL EMERGING ECONOMIES POOL; EATON VANCE TAX MANAGED EMERGING MKTS FUND; IBM SAVINGS PLAN; TEACHER RETIREMENT SYSTEM OF TEXAS; ISHARES MSCI BRAZIL (FREE) INDEX FUND; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; THE MONETARY AUTHOROTY OF SINGAPORE; CIBC EMERGING MARKETS INDEX FUND; STATE ST B AND T C INV F F T E RETIR PLANS; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G ; COLONIAL FIRST ST WHOLESALE GL EM MARK FUND; T R B O S PLC A D O F S G E M L F SUB F O F S ; MICROSOFT GLOBAL FINANCE LIMITED; BP PENSION FUND; TRUSTTEES OF THE E OF B P B DBA KAMEHAMEHA SCH; JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST B; JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST A; ISHARES PUBLIC LIMITED COMPANY; AT&T UNION WELFARE BENEFIT TRUST; ABU DHABI RETIREMENT PENSIONS ADN BENEFITS FUND; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; NATIONAL PENSION SERVICE; EMERGING MARKETS EQUITY TRUST 4; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; ISHARES II PUBLIC LIMITED COMPANY; THE TEXAS EDUCATION AGENCY; TIAA-CREF FUNDS—TIAA-CREF EMERGING MARKETS EQUITY I F ; ETON PARK FUND LP; EP TISDALE LLC; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; VANG FTSE ALL-WORLD EX-US INDEX FD, AS S OF V INTER E I FDS; THE FUTURE FUND BOARD OF GUARDIANS; POWER SHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; NORTHERN TRUST QUANTITATIVE FUND PLC; ISHARES MSCI BRIC INDEX FUND; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; ING WISDOMTREE GLOBAL HIGH-YIELDING EQUITY PORTFOLIO; VANGUARD TOTAL WSI FD, A SOB INTERNATIONAL EQUITY INDEX FDS; BGI EMERGING MARKETS STRATEGIC INSIGHTS LTD; COLONIAL FIRST STATE GLOBAL ASSET MANAGEMENT EQUITY TRUST 3; EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND B; EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND; FIDELITY FIXED-INCOME TRUST: FID SER GLOBAL EX US INDEX FUND; SCHWAB EMERGING MARKETS EQUITY ETF; ISHARES MSCI EMERGING MARKETS INDEX FUND; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; COMMONWEALTH EMERGING MARKETS FUND 5; EMERGING GLOBAL SHARES INDXX BRAZIL INFRASTRUCTURE INDEX FUN (attorney-in-fact Anderson Carlos Koch); BB BR ACOES DIVIDENDOS FUNDO DE INVESTIMENTO; BB ACOES TECONOLOGIA FUNDO DE INVESTIMENTO; BB TOP MULTIMERCADO BALANCEADO FUNDO DE INVESTIMENTO LONGO PRAZO; BB TOP ACOES IBOVESPA

Tele Norte Leste Participações S.A.

Extraordinary Shareholders’ Meeting

held on December 7, 2010

INDEXADO FUNDO DE INVESTIMENTO; BB TOP ACOES INDICE DE SUSTENTABILIDADE EMPRESARIAL FUNDO DE INV. EM ACOES; BB TOP AC IBRX INDEXADO FUNDO DE INVESTIMENTO; BB TOP ACOES DIVIDENDOS FUNTO DE INVESTIMENTO; BRASILPREV TOP A FUNDO DE INVESTIMENTO DE ACOES; BRASILPREV TOP ACOES DIVIDENDOS FUNDO DE INVESTIMENTO (attorney-in-fact Maurício Nascimento).

This is a true copy of the original recorded in the Company’s own books.

Rio de Janeiro, December 7, 2010.

Rafael Padilha Calábria

Secretary

Tele Norte Leste Participações S.A.

Extraordinary Shareholders’ Meeting

held on December 7, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer